ASSET PURCHASE AND SALE AGREEMENT

AMENDING AGREEMENT

This Amending Agreement is made as of the 30th day of April, 2013.

BETWEEN:

ADVANTAGE OIL & GAS LTD., a body corporate having an office in the City of Calgary, Alberta ("Vendor")

-and-

QUESTFIRE ENERGY CORP., a body corporate having an office in the City of Calgary, Alberta ("Purchaser")

WHEREAS the Vendor and the Purchaser executed an Asset Purchase and Sale Agreement made as of the 5th day of February, 2013 (the "Sale Agreement");

AND WHEREAS by informal agreement in writing dated March 12, 2013 (the "March 12 Agreement") the Vendor and Purchaser agreed to amend certain provisions of the Sale Agreement and the schedules thereto;

AND WHEREAS prior to the closing of the transaction contemplated under the Sale Agreement, the Vendor and Purchaser wish to formally restate the provisions of the March 12 Agreement and, in addition, to amend certain provisions of the Sale Agreement and certain other schedules thereto;

NOW THEREFORE in consideration of the premises and the mutual covenants and warranties herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Vendor and the Purchaser, the parties agree as follows:

Article 1

Interpretation

1.1	Definitions

In this Amending Agreement (including the recitals and each exhibit), unless otherwise defined herein, the words and phrases which are defined terms in the Sale Agreement shall have the same meanings in this Amending Agreement as ascribed to them in the Sale Agreement.

Article 2

Amendment of Sale Agreement

2.1	The Sale Agreement is amended as follows:

(a)	by deleting the words "April 1, 2013" from the definition of "Closing Date" in Subclause 1.1(q)(i), and replacing them with "April 30, 2013";

(b)	by deleting the definition of "Debenture Amount" in Subclause 1.1(dd) in its entirety and replacing it with:

"Debenture Amount" means Forty Four Million Dollars ($44,000,000.00) plus or minus the net amount of the adjustments provided for in Clause 2.7 as set forth in the Closing Statement, minus the amount of the Cash Deposit and the Deposit Interest";

(c)	by adding the following definitions to Clause 1.1:

(i)	"Office Lease" means that lease dated | | | | | | | | | | | | | | | | | | | [Redaction of Date] between | | | | | | | | | | | | | | | | | [Redaction of Name] and | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | [Redaction of Name], as Lessor, and Vendor, as Lessee; and

(ii)	"Office Premises" means the 5th floor office space located at 400 – 3rd Avenue SW, Calgary, Alberta, comprising a portion of the premises held by Vendor under and pursuant to the Office Lease;

(iii)	"Office Sublease" means a sublease of the Office Premises between Vendor, as Sublessor, and Purchaser, as Sublessee, dated effective as of | | | | | | | | | | | | | | [Date] and commencing | | | | | | | | | | [Redaction of Date], for a term | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | [Redaction of Lease Term], in a form satisfactory to the Lessor of the Office Lease, and otherwise upon such terms and conditions as shall be agreed between the Parties;

(d)	by revising the definition of "Miscellaneous Interests" in Clause 1.1(hhh) as follows:

(i)	adding the following to the included Miscellaneous Interests:

(vii) subject to the provisions of Clause 2.12, all office furniture and fixtures situated in the Office Premises but, for certainty, excluding therefrom all general office equipment, computer equipment and office supplies; and

(ii)	adding the following words to the beginning of Subclause (B) of the excluded Miscellaneous Interests:

(B) "except as specifically included pursuant to Subclause (vii) of this Clause 1.1(hhh),…";

(e)	by revising the Base Price in Subclause 2.5(a) from "| | | | | | | | | | | | | | | | | | | | | | | | | | | ($| | | | | | | | | | | | |)" to "| | | | | | | | | | | | | | | | | | | | | | | | | ($| | | | | | | | | | | | |)";

(f)	by revising the cash amount payable by Purchaser to Vendor at Closing pursuant to Subclause 2.5(b)(i) from "Fifty Five Million Dollars ($55,000,000.00)" to "Forty Million Dollars ($40,000,000.00)";

(g)	by adding the following new Clause 2.12:

2.12 Office Sublease

a)	Prior to April 9th, Vendor shall use commercially reasonable efforts to obtain the consent of the Lessor of the Head Lease (the "Lessor Consent") to the subleasing of the Office Premises by Vendor to Purchaser pursuant to the Office Sublease.

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b)	If the Lessor Consent is obtained prior to April 9th, the Parties shall enter into the Office Sublease on the Closing Date, and the items and assets set forth in Subclause 1.1(hhh)(vii) shall be included in, and shall comprise part of the Miscellaneous Interests.

c)	If the Lessor Consent is not obtained prior to April 9th the Closing Date, the Parties shall have no obligation to enter into the Office Sublease, the items and assets set forth in Subclause 1.1(hhh)(vii) shall not be included in, nor shall they comprise part of the Miscellaneous Interests, and the Parties shall otherwise comply with and be bound by all other terms and conditions set forth in this Agreement in respect of the Transaction.

(h)	by adding the following to Vendor's closing deliveries in Clause 4.1:

(k) subject to the provisions of Clause 2.12, the Office Sublease, consented to in writing by the lessor of the Office Lease, duly executed by Vendor;

(i)	by adding the following to Purchaser's closing deliveries in Clause 4.2:

(m) subject to the provisions of Clause 2.12, a duly executed copy of the Office Sublease tabled by Vendor pursuant to Clause 4.1(k);

(j)	By deleting the content of the schedules attached as Part 1(Lands, Petroleum and Natural Gas Rights) and Part 2 (Wells) of Schedule A to the Sale Agreement in their entirety and replacing it with the schedules attached hereto as Part 1 and Part 2 of Exhibit "A", respectively;

(k)	By deleting the content of the schedule attached as Schedule "C" (Major Facilities) to the Sale Agreement in its entirety and replacing it with the schedule attached hereto as Exhibit "B";

(l)	By deleting the content of the schedule attached as Schedule "F" (Rights of First Refusal) to the Sale Agreement in its entirety and replacing it with the schedule attached hereto as Exhibit "C";

(m)	By deleting the content of the schedule attached as Schedule "H" (White Map Area) to the Sale Agreement in its entirety and replacing it with the schedule attached hereto as Exhibit "D";

(n)	By deleting the Form of Debenture Indenture and Form of Debenture comprising the content of Schedule "M" to the Sale Agreement in its entirety, and replacing it with the form attached hereto as Exhibit "E"; and

(o)	by deleting the Form of Governance Agreement comprising the content of Schedule "Q" to the Sale Agreement in its entirety, and replacing it with the form attached hereto as Exhibit "F".

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Article 3

Ratification

3.1         Except as modified by the March 12 Agreement and this Amending Agreement, the terms of the Sale Agreement are hereby ratified and confirmed and any reference to the Sale Agreement shall be deemed a reference to the Sale Agreement as amended by the March 12 Agreement and this Amending Agreement.

Article 4

Miscellaneous

4.1         Each Party agrees that it will, from time to time, and at all times hereafter at the request of the other party, but without further consideration, do all such further acts and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms hereof.

4.2         This Amending Agreement shall be binding upon and shall enure to the benefit of each of the parties hereto and their respective successors and assigns.

4.3         This Amending Agreement shall, in all respects, be subject to, interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta and applicable laws of Canada and shall, in all respects, be treated as a contract made in the Province of Alberta. The Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of or in connection with this Amending Agreement.

4.4         This Amending Agreement may be executed in counterpart, no one copy of which need be executed by Vendor and Purchaser. A valid and binding contract shall arise if and when counterpart execution pages are executed and delivered by Vendor and Purchaser.

4.5         The forgoing amendments are to be deemed effective as of and from the date the Sale Agreement was originally executed and delivered by the Parties.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

ADVANTAGE OIL & GAS LTD.		QUESTFIRE ENERGY CORP.

Per:	signed (“Andy Mah”)	Per:	signed (“Richard Dahl”)
	Andy Mah President & CEO		Richard Dahl President & CEO

Per:	signed (“Craig Blackwood”)	Per:	signed (“Ronald Williams”)
	Craig Blackwood VP Finance		Ronald Williams VP Finance & CFO

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THIS AND THE FOLLOWING PAGES COMPRISE EXHIBIT "A" ATTACHED TO AND FORMING PART OF A PURCHASE AND SALE AGREEMENT AMENDING AGREEMENT DATED APRIL 30, 2013 BETWEEN ADVANTAGE OIL & GAS LTD. AND QUESTFIRE ENERGY CORP.

Schedule "A"

Part 1: Lands, Petroleum and Natural Gas Rights

Part 2: Wells

[Schedule A has been redacted]

THIS AND THE FOLLOWING PAGES COMPRISE EXHIBIT "B" ATTACHED TO AND FORMING PART OF A PURCHASE AND SALE AGREEMENT AMENDING AGREEMENT DATED APRIL 30, 2013 BETWEEN ADVANTAGE OIL & GAS LTD. AND QUESTFIRE ENERGY CORP.

Schedule "C"

Major Facilities

[Schedule C has been redacted]

THIS AND THE FOLLOWING PAGES COMPRISE EXHIBIT "C" ATTACHED TO AND FORMING PART OF A PURCHASE AND SALE AGREEMENT AMENDING AGREEMENT DATED APRIL 30, 2013 BETWEEN ADVANTAGE OIL & GAS LTD. AND QUESTFIRE ENERGY CORP.

Schedule "F"

Rights of First Refusal

[Schedule F has been redacted]

THIS AND THE FOLLOWING PAGES COMPRISE EXHIBIT "D" ATTACHED TO AND FORMING PART OF A PURCHASE AND SALE AGREEMENT AMENDING AGREEMENT DATED APRIL 30, 2013 BETWEEN ADVANTAGE OIL & GAS LTD. AND QUESTFIRE ENERGY CORP.

Schedule "H"

White Map Area

[Schedule H has been redacted]

THIS AND THE FOLLOWING PAGES COMPRISE EXHIBIT "E" ATTACHED TO AND FORMING PART OF A PURCHASE AND SALE AGREEMENT AMENDING AGREEMENT DATED APRIL 30, 2013 BETWEEN ADVANTAGE OIL & GAS LTD. AND QUESTFIRE ENERGY CORP.

Schedule "M"

Form of Debenture Indenture and Form of Debenture

[The Debenture Indenture has been filed on SEDAR by Purchaser]

THIS AND THE FOLLOWING PAGES COMPRISE EXHIBIT "F" ATTACHED TO AND FORMING PART OF A PURCHASE AND SALE AGREEMENT AMENDING AGREEMENT DATED APRIL 30, 2013 BETWEEN ADVANTAGE OIL & GAS LTD. AND QUESTFIRE ENERGY CORP.

Schedule "Q"

Form of Governance Agreement

[The Governance Agreement has been filed on SEDAR by Purchaser]